
07008209


SEC MAIL
RECEIVED
PROCESSING
SEP 24 2007
WASH, D.C.
182
SECTION

AP 9/26

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 034 052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 6/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIED ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 6TH AVENUE, SUITE #1009
(No. and Street)

SEATTLE	WA	98121-2527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ESKENAZI (206) 441-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SCHILZ & CO.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE #240	BELLEVUE	WA	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AA 9/26

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID ESKENAZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIED ASSET MANAGEMENT, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT


EVAN L. LOEFFLER
COMMISSION EXPIRES
NOTARY
PUBLIC
10-09-07
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at June 30, 2007:

Stockholders' equity		$18,896
Less: Non allowable assets		
Net fixed assets		0
Add:		
Deferred income taxes		752
Net capital before haircuts on securities		19,648
Haircuts on securities; other securities		(1,337)
Net capital		18,311
A. Minimum net capital required (6 2/3%) of aggregate indebtedness	$8,625	
B. Minimum dollar net capital required	$5,000	
Net capital requirement (greater of A or B)		8,625
Excess net capital		$9,686

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$129,313

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$8,625
Excess net capital	$9,686
Ratio: Aggregate indebtedness to net capital	7.07 to 1

END